UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

Medallion Financial Corp.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

583928106

(CUSIP Number)

Kenneth Orr

KORR Acquisitions Group, Inc.

Suite 305, 1400 Old Country Road

Westbury, NY 11590

(855) 567-7858

Andrew M. Freedman, Esq.

Olshan Frome Wolosky LLP

1325 Avenue of the Americas

New York, NY 10019

(212) 451-2250

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 18, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1             The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 583928106

1	NAME OF REPORTING PERSON

KORR Value, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,226,100
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,226,100
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,226,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9% (1)
14	TYPE OF REPORTING PERSON

PN

(1) Based on 25,078,944 shares of Common Stock of Medallion Financial Corp. (the “Issuer”) outstanding as of November 5, 2021, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 8, 2021.

CUSIP No. 583928106

1	NAME OF REPORTING PERSON

KORR Acquisitions Group, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,226,100
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,226,100
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,226,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9% (1)
14	TYPE OF REPORTING PERSON

CO

(1) Based on 25,078,944 shares of Common Stock of the Issuer outstanding as of November 5, 2021, as reported in the Issuer’s Form 10-Q filed with the SEC on November 8, 2021.

CUSIP No. 583928106

1	NAME OF REPORTING PERSON

Kenneth Orr
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		1,226,100
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

1,226,100
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,226,100
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9% (1)
14	TYPE OF REPORTING PERSON

IN

(1) Based on 25,078,944 shares of Common Stock of the Issuer outstanding as of November 5, 2021, as reported in the Issuer’s Form 10-Q filed with the SEC on November 8, 2021.

CUSIP No. 583928106

1	NAME OF REPORTING PERSON

David Orr
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		95,782 (1)
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

95,782 (1)
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

95,782 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% (2)
14	TYPE OF REPORTING PERSON

IN

(1) Includes 13,000 shares of Common Stock of the Issuer underlying listed call options as further described in Item 6 below.

(2) Based on 25,078,944 shares of Common Stock of the Issuer outstanding as of November 5, 2021, as reported in the Issuer’s Form 10-Q filed with the SEC on November 8, 2021.

CUSIP No. 583928106

1	NAME OF REPORTING PERSON

Jonathan Orr
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		91,102
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		0
PERSON WITH	9	SOLE DISPOSITIVE POWER

91,102
	10	SHARED DISPOSITIVE POWER

0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

91,102
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% (1)
14	TYPE OF REPORTING PERSON

IN

(1) Based on 25,078,944 shares of Common Stock of the Issuer outstanding as of November 5, 2021, as reported in the Issuer’s Form 10-Q filed with the SEC on November 8, 2021.

CUSIP No. 583928106

Amendment No. 3 to Schedule 13D

The following constitutes Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) by KORR Value, L.P. (“KORR Value”), KORR Acquisitions Group, Inc. (“KORR Acquisitions”), Kenneth Orr, David Orr and Jonathan Orr (collectively, the “Reporting Persons”) on March 31, 2021 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed on June 30, 2021 (“Amendment No. 1”) and Amendment No. 2 filed on January 3, 2022 (“Amendment No. 2,” and together with Amendment No. 1 and the Original Schedule 13D, the “Schedule 13D”). This Amendment No. 3 amends and supplements the Schedule 13D as specifically set forth herein.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of Schedule 13D is hereby amended and restated to read as follows:

The aggregate purchase price of the 1,226,100 shares of Common Stock directly held by KORR Value reported herein was approximately $5,451,241. Such shares of Common Stock directly held by KORR Value were purchased with the working capital of KORR Value.

The aggregate purchase price of the 82,782 shares of Common Stock and options to purchase 13,000 shares of Common Stock directly held by David Orr was approximately $457,260. Such shares of Common Stock and options to purchase shares of Common Stock were purchased with the personal funds of David Orr (including margin loans made by brokerage firms in the ordinary course of business).

The aggregate purchase price of the 91,102 shares of Common Stock directly held by Jonathan Orr was approximately $325,234. Such shares of Common Stock were purchased with the personal funds of Jonathan Orr.

All shares of Common Stock and options to purchase shares of Common Stock reported herein were purchased in open market transactions through brokers.

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

On January 18, 2022, KORR Value and the other Reporting Persons delivered a letter to the Issuer (the “January Books and Records Demand”) demanding, pursuant to Section 220 of the Delaware General Corporation Law, review and inspection of certain of the Issuer’s Books and Records (as defined therein) relating to, among other things, the recent charges levied against the Issuer and Andrew Murstein, the Issuer’s President and Chief Operating Officer, among others, and the complaint filed on December 29, 2021 by the Securities and Exchange Commission in the United States District Court for the Southern District of New York in connection therewith.

The purpose of the January Books and Records Demand is to, among other thing, allow the Reporting Persons to gather information regarding potential mismanagement by the Issuer’s executives and/or members of the Board and, depending on the Reporting Persons’ review of the materials provided by the Issuer pursuant to the January Books and Records Demand, determine whether or not to commence litigation against the Issuer or certain members of the Board and/or management, and to otherwise assess the degree of change the Reporting Person’s believe is necessary at the Issuer.

CUSIP No. 583928106

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of Schedule 13D is hereby amended and restated to read as follows:

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Schedule 13D are incorporated herein by reference.

Such information is based on 25,078,944 shares of Common Stock of the Issuer outstanding as of November 5, 2021, as reported in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on November 8, 2021.

As the general partner of KORR Value, KORR Acquisitions may be deemed to exercise voting and investment power over the 1,226,100 shares of Common Stock of the Issuer held directly by KORR Value and thus may be deemed to beneficially own such shares. In addition, as the Chief Executive Officer and Chief Investment Officer of KORR Acquisitions, Kenneth Orr may be deemed to exercise voting and investment power over the 1,226,100 shares of Common Stock of the Issuer held directly by KORR Value and thus may be deemed to beneficially own such shares.

David Orr exercises voting and investment power over the 82,782 shares of Common Stock of the Issuer and the listed American-style call options to purchase 13,000 shares of Common Stock of the Issuer directly held by him.

Jonathan Orr exercises voting and investment power over the 91,102 shares of Common Stock of the Issuer directly held by him.

(c) Transactions by the Reporting Persons effected since the filing of Amendment No. 2 are set forth in Schedule A below and such information is incorporated herein by reference.

(d) The limited partners of KORR Value have the right to participate in the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held for the account of KORR Value in accordance with their respective limited partnership interests.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of Schedule 13D is supplemented and superseded, as the case may be, as follows:

Previously, KORR Value purchased American-style put options referencing an aggregate of 51,800 shares of Common Stock, which have an exercise price of $7.50 per share of Common Stock and expire on February 18, 2022. As set forth on Schedule A, which is incorporated herein by reference, KORR Value sold these put options and, accordingly, no longer has any exposure to such options.

KORR Value holds American-style put options referencing an aggregate of 243,000 shares of Common Stock, which have an exercise price of $2.50 per share of Common Stock and expire on February 18, 2022, as set forth on Schedule A, which is incorporated herein by reference.

CUSIP No. 583928106

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of January 19, 2022

KORR VALUE, L.P.

By:	KORR Acquisitions Group, Inc., its general partner

By:	/s/ Kenneth Orr
	Name:	Kenneth Orr
	Title:	Chief Executive Officer

KORR ACQUISITIONS GROUP, INC.

By:	/s/ Kenneth Orr
	Name:	Kenneth Orr
	Title:	Chief Executive Officer

By:	/s/ Kenneth Orr

By:	/s/ David Orr

By:	/s/ Jonathan Orr

CUSIP No. 583928106

SCHEDULE A

Transactions

The following table sets forth all transactions by the Reporting Persons with respect to shares of Common Stock effected since the filing of Amendment No. 2, inclusive of any transactions effected through 4:00 p.m., New York City time, on January 18, 2022. Except as otherwise noted below, all such transactions were purchases or sales of Common Stock effected in the open market.

KORR Value, L.P.

Date	Instrument Type	Quantity Purchased/(Sold)	Price ($)
01/03/2022	Feb 18 '22 $7.50 Put Option	(100)	2.1000
01/03/2022	Feb 18 '22 $7.50 Put Option	(18)	2.0900
01/04/2022	Common Stock	200	5.8602
01/04/2022	Common Stock	100	5.8600
01/05/2022	Feb 18 '22 $2.50 Put Option	400	0.1000
01/05/2022	Feb 18 '22 $2.50 Put Option	400	0.1000
01/05/2022	Feb 18 '22 $2.50 Put Option	400	0.1000
01/05/2022	Feb 18 '22 $2.50 Put Option	400	0.1000
01/05/2022	Feb 18 '22 $2.50 Put Option	400	0.0987
01/07/2022	Feb 18 '22 $2.50 Put Option	30	0.0960
01/07/2022	Feb 18 '22 $2.50 Put Option	200	0.1000
01/07/2022	Feb 18 '22 $2.50 Put Option	200	0.1000
01/07/2022	Feb 18 '22 $7.50 Put Option	(18)	1.8500
01/07/2022	Feb 18 '22 $7.50 Put Option	(382)	1.8000
01/12/2022	Common Stock	137	6.3700
01/12/2022	Common Stock	226	6.4458
01/12/2022	Common Stock	101	6.4600
01/12/2022	Common Stock	300	6.4600
01/13/2022	Common Stock	500	6.2400
01/13/2022	Common Stock	500	6.1921
01/13/2022	Common Stock	100	6.2400

Jonathan Orr

Date	Instrument Type	Quantity Purchased/(Sold)	Price ($)
01/12/2022	Common Stock	500	6.1800